[Letterhead of First Commerce Community Bankshares, Inc.]

December 6, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	First Commerce Community Bankshares, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-113238)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, First Commerce Community Bankshares, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-113238), together with all exhibits thereto (collectively, the “Registration Statement”) filed on March 3, 2004. The Company has determined not to proceed with the offering contemplated in the Registration Statement. No securities were sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”). Accordingly, the Company requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding this matter, please contact Thomas O. Powell at Troutman Sanders LLP at (404) 885-3294.

Sincerely,

/s/ Tom D. Richey, Senior Vice President

FIRST COMMERCE COMMUNITY BANKSHARES, INC.

9464 Highway 5

Douglasville, Georgia 30135